SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                                 The Dial Corp
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    25247010
                                 (CUSIP Number)



         Michael E. Pietzsch               L. Gene Lemon, Esq.
         Pietzsch & Williams       Vice President and General Counsel
         2930 East Camelback Road             The Dial Corp
         Suite 155                      1850 North Central Avenue
         Phoenix, Arizona  85016         Phoenix, Arizona  85077

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                              February 15, 1995
            (Date of Event which requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

         Check the following box if a fee is being paid with this statement:








                               Page 1 of 5 Pages

         CUSIP NO. 25247010                        Page 2 of 5 Pages


         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              First Interstate Bank of Arizona, N.A., as Trustee for The Dial Corp Employee Equity Trust


         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
              Not applicable                             (b)


         3.   SEC Use Only


         4.   Source of Funds

              SC, OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares                          6,898,358
         Beneficially        8.   Shared Voting Power
         Owned by                            0
         Each Reporting      9.   Sole Dispositive Power
         Person With                     6,898,358
                             10.  Shared Dispositive Power
                                             0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              6,898,358

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 7.4%

         14.  Type of Reporting Person

              BK, EP

         CUSIP NO. 25247010                        Page 3 of 5 Pages





                               Amendment No. 3 to

                                  SCHEDULE 13D

                        RELATING TO THE COMMON STOCK OF

                                 THE DIAL CORP


                   The Dial Corp Employee Equity Trust (the "Trust"),

         hereby amends its statement on Schedule 13D filed with re-

         spect to the Common Stock, $1.50 par value per share (the

         "Common Stock"), of The Dial Corp, a Delaware corporation

         (the "Issuer").  Unless otherwise indicated, all items re-

         ferred to herein shall have the same meanings as those set forth in the previously filed Schedule 13D.


                   The filing of this Amended Statement on Schedule

         13D by the Trust does not constitute, and should not be con-

         strued as, an admission that either the Trust or First Inter-

         state Bank of Arizona, N.A., as trustee of the Trust (the

         "Trustee"), beneficially owns any securities covered by this

         Amended Statement or is required to file this Amended State-

         ment.  In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this

         Amended Statement.


         Item 4.   Purpose of Transaction


                   Under the terms and conditions of the Trust Agree-

         ment, dated as of September 9, 1992, during the period from

         CUSIP NO. 25247010                        Page 4 of 5 Pages





         January 1, 1994 through December 31, 1994 the Trust has re-

         leased and allocated 949,508 shares of Common Stock to and among The Dial Corp stock option plans, The Dial Corp em-

         ployees 401k plans and The Dial Corp Restricted Stock Trust.


         Item 5.   Interest in Securities of the Issuer


                   The first paragraph of Item 5 is amended to read in

         its entirety as follows:


                   "As of January 1, 1995, and after giving effect to

         a two-for-one stock split paid during 1994, the Trust held

         6,898,358 shares of Common Stock, as to which it may be

         deemed to have shared voting and dispositive power.  Shares of Common Stock acquired pursuant to the Purchase Agreement are held in the Trust's suspense account and will be released as the Trust repays the Note to the Issuer and will be al-

         located to the accounts of participants in the Plans in the manner set forth in the Trust Agreement."

         CUSIP NO. 25247010                        Page 5 of 5 Pages





                   After reasonable inquiry and to the best of my

         knowledge and belief, I certify that the information set

         forth in this Statement is true, complete and correct.




         Dated:  February 16, 1995


                                       FIRST INTERSTATE BANK OF ARI-
                                       ZONA, N.A., Trustee



                                       By  /s/ Patricia A. Cross
                                           Name:  Patricia A. Cross
                                           Title: Assistant Vice
                                                  President